Exhibit 2


NEWS RELEASE                                            Cordis
                                                        ------



Chick McDowell    (96-9)                                Cordis Corporation
Vice President, Corporate Relations                     14201 N.W. 60th Avenue
and Assistant Secretary                                 Miami Lakes, FL 33014
(305) 824-2821                                          (305) 824-2000
                                                        (305) 824-2080 Fax

For Immediate Release:  October 16, 1995                Mailing Address:
---------------------                                   P.O. Box 025700
                                                        Miami, FL 33102-5700



                         Cordis Adopts New Rights Agreement
                         ----------------------------------

     Miami (Oct.16)--Cordis Corporation (Nasdaq:CORD) announced today that its board of directors has adopted a new rights agreement under which capital stock purchase rights have been declared as a dividend at the rate of one right for each share of common stock. The dividend is payable to shareholders of record as of the close of business October 23, 1995. Because this agreement supplants the company's rights agreement of September 12, 1986, the board of directors has redeemed all outstanding rights issued by Cordis pursuant to the 1986 agreement. The redemption price is $.01 per right, payable to shareholders of record at the close of business on October 23, 1995.

     The rights agreement is intended to protect the rights of Cordis shareholders. Specifically, it is designed to enable all shareholders to realize the long-term value of their investment in the company in the event of an unsolicited takeover offer and to deter coercive or unfair takeover tactics.

     In implementing the agreement, the board has declared a dividend of one right for each outstanding share of Cordis common stock. Among other things, rights under the agreement will be exercisable if a person or group in the future becomes the beneficial owner of 15% or more of the common stock after which, subject to certain conditions, the holders of the rights, other than the acquiring person, would be entitled to apply the exercise price to the purchase of shares of common stock of the company at one-half of the then-current market price.

     Details of the rights agreement will be mailed to all Cordis shareholders of record and a copy of the rights agreement will be filed with the Securities and Exchange Commission.

     Miami-based Cordis Corporation and its subsidiaries manufacture and market a variety of medical devices and systems for the cardiology, electrophysiology, radiology, interventional neuroradiology and neuroscience markets.